UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

UBS AG produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with the annual report on Form 20-F for the year ended 31 December 2015 of UBS Group AG and UBS AG, filed with the SEC on 18 March 2016, as well as UBS AG's first quarter 2016 report, submitted to the SEC on Form 6-K on 6 May 2016.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

	As of
	31.3.16		31.12.15
in million	CHF	USD	CHF	USD
Debt:
Short term debt issued¹	56,909	59,206	50,895	50,811
Long term debt issued²	82,794	86,136	87,999	87,854
Total debt issued	139,704	145,342	138,893	138,665
Equity attributable to UBS AG shareholders	55,660	57,907	55,248	55,157
Equity attributable to preferred note holders	1,905	1,982	1,954	1,951
Equity attributable to non-controlling interests	36	37	41	41
Total capitalization	197,305	205,267	196,137	195,814

1 Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS AG and its subsidiaries with a remaining maturity of less than one year.    2 Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS AG and its subsidiaries with a remaining maturity of more than one year.

Swiss franc (CHF) amounts as of 31 March 2016 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.04036 (the exchange rate in effect as of 31 March 2016), and CHF amounts as of 31 December 2015 have been translated into USD at the rate of CHF 1 = USD 0.99835 (the exchange rate in effect as of 31 December 2015).

Ratio of Earnings to Fixed Charges of UBS AG

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

	For the quarter ended	For the year ended
CHF million, except for ratio	31.3.16	31.12.15	31.12.14	31.12.13	31.12.12	31.12.11
Pre-tax earnings from continuing operations	960	5,349	2,424	3,287	(1,851)	5,025
Add: Fixed charges	1,848	7,052	7,293	8,030	10,688	11,831
Pre-tax earnings before fixed charges	2,808	12,401	9,717	11,317	8,836	16,856

Fixed charges:
Interest expense	1,697	6,449	6,639	7,351	9,990	11,143
Other¹	150	603	653	679	698	688
Total fixed charges	1,848	7,052	7,293	8,030	10,688	11,831

Ratio of earnings to fixed charges²	1.52	1.76	1.33	1.41	0.83³	1.42

1 Other fixed charges relate to the interest component of rental expense.    2 A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges.    3 For the year ended 31 December 2012, the ratio of earnings to fixed charges was less than 1.00. The amount by which total fixed charges exceeded pre-tax earnings from continuing operations for this period was CHF 1,851 million.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  May 6, 2016